Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX LAUNCHES CEMEX VENTURES

MONTERREY, MEXICO. MARCH 14, 2017 – Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the launch of CEMEX Ventures, the company’s open innovation and venture capital unit. Designed to lead the evolution of the construction industry, CEMEX Ventures will leverage CEMEX’s knowledge of the business with new, leading-edge technologies and platforms.

CEMEX Ventures will develop opportunities in key focus areas outside of CEMEX’s core business, such as urban development, connectivity improvements within the construction value chain, new construction trends and technologies, and the creation and development of new project finance resources. What sets CEMEX Ventures apart is its flexible approach to the attraction and generation of innovative ideas that enables the incorporation of initiatives and projects at any stage of their maturity.

“Through its open and flexible model, CEMEX Ventures aims to generate insights, nurture ideas, incubate, invest in, and commercialize the most promising solutions, while driving disruptive change in the construction ecosystem and thereby developing new sources of revenue for CEMEX,” said Fernando A. Gonzalez, CEO of CEMEX. “By engaging startups, entrepreneurs, universities, and other stakeholders, CEMEX Ventures will tackle current challenges in the construction environment and shape the industry’s future.”

On March 29, CEMEX Ventures will hold the inaugural CEMEX Ventures Competition, its first open call for startups, entrepreneurs, innovators, and businesses that are exploring new opportunities in any of CEMEX Ventures’ focus areas.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX Ventures, please visit: www.cemexventures.com

For more information on CEMEX, please visit: www.cemex.com

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CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.